Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SONIC TECHNOLOGY SOLUTIONS INC.

“Formerly Sonic Environmental Solutions Inc.’

November 23, 2007

The Management Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the unaudited interim consolidated financial statements for the nine month period ended September 30, 2007.

The significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2006. These accounting policies have been applied consistently for the nine months ended September 30, 2007. On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 1530, Comprehensive Income. All amounts are recorded in Canadian dollars unless otherwise noted.

Company Overview

Sonic Technology Solutions Inc. (“Sonic” or the “Company”) is a sonic process (“Sonoprocess”) technology company listed on the TSX Venture Exchange (SNV-TSXV). The business of the Company is the commercialization of applications of its patented sonic generator technologies and related technologies for energy, environmental and industrial processes. Sonic’s business strategy is to develop and commercialize Sonoprocess applications that benefit or rely on the low frequency sonic energy generated by Sonic’s industrial scale sonic generators. Each “Sonoprocess” enhances a chemical, biological or physical process by applying sonic energy and with this competitive advantage the Company also gains commercial synergies from related technologies and operations.

Environmental Operations

To date the Company has focused primarily on the commercialization of the Sonic Treatment System for the remediation of sites contaminated with Polychlorinated Biphenyl (“PCB”) and other chlorinated organics. The Sonic Treatment System was developed around a de-chlorination Sonoprocess which renders PCB non-toxic without the use of thermal or incineration processes. The Sonic Treatment System also utilizes the Terra-Kleen solvent extraction technology which removes the PCB from the soil and leaves it in a concentrate feed for the PCB Sonoprocess. The Terra-Kleen technology was acquired and integrated into the Sonic Treatment System in 2006. These extraction and de-chlorination processes can be operated separately or as an integrated system. The Company has undertaken several remediation projects in Canada but has now licenced the Sonic Treatment System to Quantum-Murray in Canada. Quantum-Murray is an integrated national environmental management company with diverse remediation operations.

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Regulatory Approval. In Canada, the Sonic Treatment System is approved to in British Columbia, and in Ontario it is approved for the extraction stage and the de-chlorination stage approval is in progress. The extraction part of the Sonic Treatment System is exempted from requiring regulatory approval by the EPA in the USA, and is approved for use and commercially available in Japan through a licencee, Mitsubishi Heavy Industries Inc. (“Mitsubishi”), and in Australia through a licencee, Veolia Environmental Services (“Veolia”).

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Contaminated Site Projects. The Company’s first site remediation project with Juker Holdings was to demonstrate the remediation and removal of up to 3000 tonnes of PCB contaminated soil which had been contained on the site. The project enabled the Sonic Treatment System to be demonstrated, and improvements and adaptations led to the fully complete system design now in wider use. Treatment at the site was completed early in 2007. The site has been returned to the owner and a final site closure report filed with the Ministry of Environment. The Company also undertook a project in Sault Ste. Marie, Ontario for over 625 tonnes and this project was completed on schedule earlier in 2007. The Company has also undertaken a project at a site in the Greater Toronto Area (GTA) where in excess of 1700 tonnes of contaminated soil have been treated.

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Remediation Facilities. The Company has operated one complete Sonic Treatment System which can also be deployed for dechlorination only or extraction only. The extraction system is suitable for one large site or it can be deployed on two smaller sites. This system will now be leased to Quantum-Murray. The Company also has a small demonstration extraction system deployed by Veolia in Australia and this is expected to be incorporated into the licencee’s first full system.

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International Operations. The Company established an office in San Diego, USA through the acquisition of Terra-Kleen. In the USA, the Company is exploring projects in regions where there are regulatory and other pressures which make the Sonic Treatment System the most attractive and intends to operate such projects directly. The extraction stage of the Sonic Treatment System has been licensed to Mitsubishi in Japan and to Veolia in Australia. The Company recently signed an option to licence the Sonic Treatment System with the Phoenix Group in Mexico, and is in discussions with operating partners in other major target markets such as Europe and South America.

The Company is seeking to build environmental operations by establishing joint ventures and licensees for the Sonic Treatment System with established environmental remediation companies. Where possible, this accelerates market access and reduces operational costs.

Oil Sands and Heavy Oil Sonoprocess Development

The Company’s Technology Advisory Board has identified several potential Sonoprocess applications that the Company has now prioritized for development and commercialization based on the size of market opportunities and the added value, and in particular where “market pull” can be identified.

The Company’s strategy for development of these opportunities is to partner with companies with the ability to direct and co-fund the development and take the Sonoprocess to market effectively. Through such joint ventures Sonic can afford to develop more opportunities with the greatest chance of success.

The Company has entered into a licencing joint venture with PetroSonic Energy Systems Inc. (“PetroSonic”) to develop and market heavy oil upgrading and processing systems utilizing a system based on a Sonoprocess technology. The first phase of test work for this venture commenced in August, 2007 and subsequent to the end of the quarter, the Company reported that the heavy oil development program will advance to include a third party evaluation.

Pursuant to the licensing arrangement, PetroSonic’s initial shareholders will fund the development testing to a proof-of-concept stage. If proof-of-concept is successful, Sonic will receive a 40 percent interest in PetroSonic. PetroSonic will then be obligated to proceed to fund, engineer and install a prototype plant, with Sonic entitled to contribute to the funding in order to maintain its pro rata ownership share of PetroSonic. If the prototype plant is successful, PetroSonic will be entitled to an exclusive licence for the use of Sonic’s relevant proprietary Sonoprocess technology for the purposes of heavy oil upgrading, subject to paying a royalty to Sonic.

During the quarter, the Company announced that its wholly-owned licenced subsidiary SonoOil Inc. (“SonoOil”) had entered into an agreement with Shell Canada Energy (“Shell”), for the application of sonic energy to improve oil sands processing. Under the Agreement, Shell and SonoOil will jointly develop process improvements stemming from the use of Sonic’s core technology. Shell and Sonic will jointly build upon preliminary work carried out by Sonic in a phased work program to develop a process and pilot plant concept. Subsequently, if successful, Shell will be primarily responsible for the pilot plant process design and construction while Sonic will be responsible for applying its sonic generator technology. Successful pilot plant operations could then lead to implementation. Albian Sands Energy Inc. is also a signatory to the agreement and is the operator under the Athabasca Oil Sands Project, a joint venture between Shell, Western Oil Sands Inc. and Chevron Canada Limited. Shell and Sonic will collaborate and benefit in the commercial application of successful development and testing. This is SonoOil’s first collaboration project.

Management

Sonic’s Board of Directors monitors the performance of management against the following criteria:

–	Growth of the Company’s licensed environmental operations.

–	Development of further Sonoprocess business opportunities.

–	Prudent management of corporate resources

Sonic’s management team is focused and committed to the execution of the vision for the Company and its shareholders. The Company will continue to build and strengthen its human resource capital by:

–	Key experienced additions to meet the operational growth objectives of the Company.

–	Strengthening and expanding the technical and business advisory boards of the Company.

–	Additions to the Board of Directors that directly assist in meeting growth and operational objectives.

Third Quarter Highlights

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During the quarter the Company adapted its Demonstration Facility to allow work to commence under the Company’s agreement with PetroSonic Energy Systems Inc. This work relates to the development and commercialization of a Sonoprocess for the upgrading and processing of heavy oil. Subsequent to the quarter the Company announced that sufficient work had been completed on deasphalting and vis-breaking to allow the Company to retain third party evaluation of the technical results and economic evaluation.

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During and subsequent to the quarter the Company commenced work under its Collaboration Agreement with Shell. Under the agreement Shell will undertake a test and development program to establish the conditions required for the application of Sonic’s technology. Sonic will participate in this phase prior to the design and evaluation of a prototype Sonic system.

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Operations at the Company’s first project at the Juker Holdings site in Delta, B.C. were completed and all treated soil and non-toxic dechlorinated PCB concentrate has been removed from the site and the site paved and returned to the owner. The Company has completed a third party closure report for the project in accordance with its permit from the BC Ministry of Environment. This closure plan forms part of the requirements of the on-site PCB containment permit issued to Juker Holdings and Juker Holdings has now applied to close the permit. The BC Ministry of Environment is currently reviewing Juker Holdings application to close the permit.

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The Company completed operations at the PCB remediation site in the GTA related to the current phase of the project. The project was a brownfield industrial site with varying levels of PCB contamination up to 20,000 ppm. Sonic successfully treated in excess of 1700 tonnes of PCB contaminated soil to target levels as required by the province of Ontario’s Ministry of the Environment. The Sonic Treatment System was able to achieve a treatment rate of 1000 tonnes per month when the system is fully utilized.

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The company’s Australian licencee, Veolia actively bid on potential projects during the quarter. Veolia has completed the demonstration project stipulated in the licence agreement with training from Sonic and due to the differences in operating conditions in Australia compared to North America, Veolia and Sonic have agreed to amend the licence to allow Veolia to procure parts of the system locally rather than from Sonic.

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Subsequent to the end of the quarter, the Company signed an Agreement of Lease, Acquisition and License under which Toronto-based Quantum Murray LP (“Quantum Murray”) will deploy the mobile Sonic Treatment System for the remediation of PCB contaminated soils within Canada. Quantum Murray will lease a complete Sonic Treatment System and acquire the exclusive Canadian rights to deploy the technology. The license fee structure will see net proceeds from deployment of the System in Canada shared on an equal basis. In addition, Quantum Murray will also pay to Sonic an initial license fee of $500,000 payable upon Quantum Murray securing its first PCB remediation contract. Subsequent to the end of the quarter the TSX Venture Exchange approved the Agreement.

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Subsequent to the end of the quarter, the Company announced that they have granted an option to license the mobile Sonic Treatment System to Phoenix Group Mexico S.A. de VC (“Phoenix”). Phoenix has notified Sonic that they wish to exercise their option to enter into a definitive licensing agreement no later than January 31st, 2008. The license will be granted to a new wholly-owned Phoenix subsidiary, Sonic-Phoenix Mexico S.A. de VC (“Sonic-Phoenix”). Sonic and Phoenix have agreed to a license fee structure that will see net proceeds from Sonic-Phoenix’s deployment of this technology in Mexico shared on an equal basis. It is expected the initial emphasis will be on the treatment of PCB contaminated waste oils using the PCB Sonoprocess.

Outstanding Share Data

Set out below is the outstanding share data of the Company as at November 23, 2007. For additional detail, see Note 9 to the unaudited interim consolidated financial statements for the period ended September 30, 2007.

At November 23, 2007	Number
Outstanding
Common shares	41,324,068
Options to Purchase Common Shares	6,222,000
Warrants to Purchase Common Shares	14,604,061

Results of Operations

	Nine months ended		Three months ended
	Sept 30, 2007 (Unaudited)	Sept 30, 2006 (Unaudited) “Restated”	Sept 30, 2007 (Unaudited)	Sept 30, 2006 (Unaudited) “Restated”
REVENUE	$1,049,763	$1,175,954	$266,710	$425,052
OPERATING COSTS	$1,915,687	$2,323,578	$527,777	$987,872
EXPENSES
Advertising	$95,531	$109,027	$32,240	$27,785
Amortization of deferred development and intangible asset costs	$329,232	$342,851	$109,744	$113,347
Amortization of property and office equipment	$76,642	$100,737	$22,053	$34,597
Automobile	$63,438	$60,884	$19,059	$22,689
Bank charges	$1,802	$2,397	$472	$750
Insurance	$95,746	$113,876	$33,063	$33,365
Legal and accounting	$327,667	$233,772	$86,389	$67,104
Office, postage and printing	$52,537	$63,164	$18,906	$21,337
Rent	$120,787	$174,014	$7,633	$56,638
Research and development	$24,935	$58,257	$7,700	$30,061
Salaries and wages	$925,839	$1,137,745	$313,493	$345,167
Salaries and wages - stock compensation	$266,518	$381,978	$91,113	$134,957
Shareholder relations	$27,335	$40,364	$1,370	$5,479
Shareholder relations - stock compensation	$75,219	$49,032	$18,805	$9,402
Telephone and utilities	$56,403	$55,709	$16,859	$16,811
Trade shows	$17,524	$17,042	$-	$840
Transfer agent, regulatory fees	$37,866	$31,148	$4,703	$11,726
Travel and promotion	$137,003	$169,247	$43,845	$46,309
Earn out payment TK	-	127,652	-	127,652
TOTAL EXPENSES	$2,732,024	$3,268,896	$827,447	$1,106,016
Interest Income (net of expense)	$51,274	($139,031)	$22,509	($66,884)
Write down of equipment	$-	($233,174)	$-	($233,174)
Miscellaneous Income	$45,000	$-	$-	$-
Provision for income tax	($945)	$3,963	$25	($1,927)
Foreign exchange gain/(loss)	$13,765	($10,435)	$6,678	($1,674)
LOSS FOR THE PERIOD	$3,488,854	$4,795,197	$1,059,302	$1,972,495

For further details on the restatement, refer to Note 14 in the Financial Statements.

Revenues and Operating Costs

Sonic’s revenues include revenues that are attributable to the operations of both Sonic and Contech PCB Containment Technology Inc. (“Contech”). Contech’s core business revenues are attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Sonic’s revenues are attributable to its first three commercial contracts.

Total revenue for the nine months ended September 30, 2007 was $1,049,763, as compared to $1,175,954 for the same period in 2006. Total revenue for the three months ended September 30, 2007 was $266,710 as compared to $425,052 for the same period in 2006. Revenues from PCB collection and disposal for the nine months ended September 30, 2007 was $126,754 (2006 - $469,047) and $40,395 (2006 - $34,785) for the three months ended September 30, 2007. Revenue from the soil remediation process for the nine months ended September 30, 2007 was $923,009 (2006 – $706,907) and $226,315 (2006 - $390,267) for the three months ended September 30, 2007. The consolidated financial statements recognize the full estimated loss, if applicable, for the project to completion as required by Canadian GAAP.

Operating costs for the nine months ended September 30, 2007 were $1,915,687 as compared to $2,323,578 for the same period in 2006. Operating costs for the three months ended September 30, 2007 were $527,777 as compared to $987,872 for the same period in 2006. The Company has also included amortization of machinery and equipment in the operating costs.

General Expenses

The general overhead expenses for the nine months ended September 30, 2007 were $2,732,024 as compared to $3,268,896 for the same period in 2006. The general overhead expenses for the three months ended September 30, 2007 were $827,447 as compared to $1,106,016 for the same period in 2006. Management continues to reduce general operating costs with only a few items showing increases.

The specific components of Sonic’s other operating expenses are disclosed below.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. In addition, Sonic engages the services of the investor relations firm Cavalcanti Hume Funfer Inc. (“CHF”). The monthly fee paid by Sonic to CHF is $7,500 per month.

Sonic has directed its advertising expenses towards the investment community as part of its ongoing liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors and selectively choosing environmental publications for advertising. Although the Company has reduced their overall expenditures in 2007 as compared to 2006, during the quarter, the Company engaged the services of a public relations and design firm to assist with the re-branding of the Sonic.

Amortization

Sonic’s amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, deferred development costs,

patents and other intangible assets. Property and office equipment are amortized using the declining balance method. There have been no significant purchases and therefore this amount is expected to continue to be lower than the same period in 2006. The deferred development and intangible assets costs are being amortized over a ten year period.

Automobile

Sonic’s automobile expenses include expenses associated with vehicles leased by the company and related automobile expenses. In 2007, the Company had a greater number of employees traveling between project sites and research and development facilities resulting in an overall increase over 2006.

Insurance

Sonic’s insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance. The Company’s U.S. subsidiary’s policy has been combined with the corporate policy. The policy was renewed in the second quarter. There was an increase due to the addition of Sonic Corp’s U.S. coverage; however the total insurance coverage will be less than the two separate policies and a decrease is expected over 2007.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic’s status as a publicly traded company. Sonic is a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its annual financial statements and Form 20-F with U.S. GAAP reconciliation on an ongoing basis. As a result, Sonic’s legal and accounting costs reflect the complexity of Sonic’s financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Legal fees attributable to regulatory approval services and general patent costs are also included. In 2007, the Company has experienced an increase in fees due to the various licensing and research contracts being negotiated.

Office, Postage and Printing

Sonic’s office, postage and printing costs generally include office, postage and printing costs associated with Sonic’s leased premises, training seminars and recruiting. The office costs include general office supplies, computer maintenance and supplies, stationery and printing.

Rent

Sonic’s rent includes rent payable in connection with its head office in Vancouver, British Columbia, Contech’s facility in Richmond, British Columbia and the US Subsidiary’s facility in San Diego, California.

During the year, the Company relocated its corporate offices to a new facility in Vancouver. The Company entered into a six year lease agreement beginning October 1, 2007. The effective date of this lease agreement results in a reduction in the rent cost for 2007 over 2006, although onetime costs have been incurred related to the relocation. During the second quarter, the unamortized leasehold improvements were expensed to rent. In addition, the Company received $45,000 to terminate their lease at the former corporate offices.

Research and Development

Sonic’s research and development expenses include rent at Sonic’s research facility at the BC Research Complex, University of British Columbia, Vancouver, British Columbia and the demonstration facility in Richmond, British Columbia. R&D expenses also include the associated supplies at these facilities and development of future projects. R&D activities relate to proof of concept of new Sonoprocess applications and treatability studies for the PCB Sonoprocess. During the quarter, Sonic primarily focused on the Petrosonic development testing and these costs are recoverable through this agreement, thus resulting in a decrease in expenditures in 2007 over 2006.

Salaries and Wages

Sonic’s salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiaries, Contech and Sonic Corp.

Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

The 2007 salaries and wages expenses is less than 2006 with the departure of two senior management positions. The Company has filled these roles with current staff and expects to maintain these levels.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic’s shareholders.

Sonic’s shareholder relations expenses include the annual report and annual general meeting. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted for shareholders relations and advertising activities.

The Company incurred savings in 2007 as compared to 2006 with reduced costs associated with the Annual General Meeting and associated filings.

Telephone and Utilities

Sonic’s telephone and utility expenses include telephone and utility expenses associated with Sonic’s office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic’s personnel.

Trade Shows

Sonic’s trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocess technology.

Transfer Agent, Regulatory Fees

Sonic’s transfer agent and regulatory fees include fees payable to Sonic’s transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada.

During the second quarter of 2007, the Company had increased activity with both the trust agent and the securities regulatory authorities. This activity includes semi-annual release of shares from escrow and the change to the Company’s stock option plan at the Annual General Meeting. During the quarter, there were no unusual regulatory filings and the current expense related primarily to the Company’s news releases.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic’s pursuit of marketing of its Sonoprocess technology. These expenses included both domestic and international travel for the review of potential business opportunities and investor relations.

Interest Expense

Sonic’s interest expense is attributable to interest expenses less the interest earned on Sonic’s liquid investments, including cash and cash equivalents.

Over 2007, the Company will see a significant decrease in interest expense due to the conversion of the debentures at the end of December 31, 2006.

Net Loss

Sonic’s net loss has increased in each period as Sonic’s expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in the Company’s internal controls over financial reporting during the third quarter of 2007 that have affected, or which are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

RELATED PARTY TRANSACTIONS

As at September 30, 2007 $2,302 (2006 - $259,468) was owing to directors, officers and related entities. This amount is non-interest bearing, has no specific terms of repayment and was incurred in the normal course of operations.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of the Company.

	Total	Loss for the	Loss per
	revenues	period	share -
	(including		basic and
	interest)		diluted
September 30, 2007	$289,219	$1,059,302	$0.03
June 30, 2007	$641,161	$884,742	$0.02
March 31, 2007	$170,885	$1,544,812	$0.05
December 31, 2006	$489,752	$2,579,004	$0.11
September 30, 2006	$425,052	$1,947,537	$0.09
June 30, 2006	$507,328	$1,284,800	$0.06
March 31, 2006	$243,574	$1,487,987	$0.09
December 31, 2005	$222,167	$2,636,353	$0.17

Since the Company completed its acquisition of SESI Systems Inc. in December 2002 it has been focusing its efforts on commercializing its patented low frequency sonic generator technology.

Liquidity and Capital Resources

Working Capital

Sonic had a working capital of $2,255,518 at September 30, 2007, compared with a working capital balance of $808,208 at December 31, 2006.

Cash and Cash Equivalents

Sonic had cash of $1,663,100 at September 30, 2007 compared to cash of $1,751,908 at December 31, 2006. The liquid portion of the working capital consists of cash. The management of this cash is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

During the third quarter, cash used in Sonic’s operating activities was $3,544,957 for the nine months ending September 30, 2007 compared to $3,535,862 during the same period in 2006. For the three months ending September 30, 2007, cash used in Sonic’s operating activities decreased to $1,249,103 as compared to $1,532,026 during the same period in 2006.

Cash Used in Investing Activities

For the nine months ending September 30, 2007, Sonic used $532,303 of cash in investing activities compared to $272,366 for the same period in 2006. For the three months ending September 30, 2007, Sonic used $99,045 of cash in investing activities as compared to $85,459 for the same period in 2006. Cash used in investing activities included $494,807 for property, plant and equipment, and $37,496 of patent maintenance costs.

Cash Generated by Financing Activities

During the nine months ending September 30, 2007, Sonic generated $3,988,452 in financing activities as compared to $2,327,290 for the nine months ending September 30, 2006. For the three months ending September 30, 2007, Sonic incurred share issuance costs of $61,523 which were amounts payable at the end of the second quarter in relation to the April 30, 2007 private placement.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to recover the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate positive cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At the end of September 30, 2007, Sonic had 3,722,000 stock options and 14,604,061 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.40 per share. The outstanding warrants have a weighted average exercise price of $0.76 per share. Accordingly, as at September 30, 2007, the outstanding options and warrants represented a total of 18,326,061 shares issuable for a maximum of $16,333,878 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised. During the quarter, 605,000 warrants with a price of $2.75 per share expired.

Commitments

Sonic has signed premises, vehicle and photocopier operating lease agreements. The leases expire between October 2007 and September 2013. The Company entered into a lease for its new offices commencing on October 1, 2007 for a term of six years. The future lease obligations are as follows:

Amount
2007	$38,117
2008	$147,931
2009	$144,414
2010	$129,062
2011	$117,450

No other material commitments have been made to date.

Outlook

The Company has successfully proven the viability of its core sonic generator technology, and has responded to interest from potential partners for several Sonoprocess applications, particularly in the oil and oil sands industry sector. In 2007, the Company is allocating resources to potential applications that the Company has identified, and will prioritize these efforts according to the ability of the Company to attract industry development partners. Work in the oil and gas sector and potential collaboration arrangements are being advanced.

The Company is expanding environmental operations in Canada via licenced partnerships to meet demand for the Sonic Treatment System.This reduces the financial risk to the Company due to market cycles and avoids the need to diversify environmental operations to gain market share.

The Company will continue to expand efforts to license the Sonic Treatment System both globally and within North America. The synergies with established environmental remediation companies regarding the ancillary site work to make this the preferred business model.

Sonic will continue to focus on:

–	Growth of environmental operations through operating partnerships and licences.

–	Development of new Sonoprocess opportunities in other process industries.

Business Risks

The risks associated with Sonic's business include:

Market Risk

Sonic's business plan contemplates that it enter into licencing agreements for one or more Sonoprocess and related processes using its proprietary technologies. To date, the Company has secured licensing arrangements in Canada, Japan and Australia for the Terra-Kleen process and in Canada for the PCB Sonoprocess. In order to generate revenue and be commercially successful as an enterprise, it is important that Sonic obtain additional licenced revenues. There is no assurance that the Company will be able to secure any additional licencees, contracts or otherwise generate revenues from soil remediation operations.

Technical Risk

The Company is undertaking technical development of several Sonoprocess applications and these developments all contain an element of technical risk with respect to technical performance, reliability and cost of operation. These factors could increase costs of operation or decrease performance relative to those currently anticipated and may impact Sonic’s business outlook.

Financial Risk

None of Sonic’s Sonoprocess applications has otherwise not operated long enough on a commercial scale to be certain about the scope of all costs of operation and about the variability of commercial site conditions that may affect operating costs. Factors that could increase costs of operation beyond anticipated rates include unanticipated rates of maintenance, unanticipated inefficiencies in operations, any breakdowns and malfunctions in plant equipment. The Company is attempting to transition its business from a start-up model to one that is based substantially on revenue growth and potential profitability, but has not achieved that goal at this point. Sonic cannot guarantee that it will achieve profitability in the future, and a failure to do so will negatively impact the Company's share value.

Development Risk

A key business objective is for Sonic to further develop Sonoprocess applications for a wide range of value-added industrial and environmental processes. Nevertheless, while the sonic generator itself has met or exceeded expectations to date, each Sonoprocess development carries with it a technical risk. The technical risk extends from proof of concept, through pilot plant, and finally commercial scale-up. Accordingly, there is no assurance that the Company will be able to commercialize or achieve profitability for any commercial applications of a Sonoprocess or realize additional revenues from other Sonoprocess technologies.

Insurance and Environmental Risk

Sonic now has limited operations but to the extent that these involve environmental treatment of contaminated wastes they are governed by numerous laws and regulations at various levels of government. These laws and regulations regulate the operation and maintenance of facilities, the discharge of materials into the environment and other environmental protection issues. Sonic must obtain and comply with a number of permits and meet several environmental regulatory obligations in connection with PCB remediation operations. Under these laws and regulations, the Company could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. This includes liability in the event that employees are exposed to contaminated material. The Company maintains a comprehensive Environmental Health and Safety policy and has secured extensive insurance coverage to mitigate against such risks. Nevertheless, even if the loss from an environmental incident were covered by insurance, such an incident would likely have a negative impact on the financial condition of the Company. Furthermore, the costs of complying with environmental laws and regulations in the future may harm the Company's business, particularly if there are future changes in environmental laws and regulations that result in stricter standards and enforcement, larger fines and liability or increased capital expenditures and operating costs.

Regulatory Risk

Sonic has obtained regulatory approval of its Sonoprocess for treatment of PCB contaminated waste in British Columbia; however, this does not guarantee that regulatory approval will be received in other parts of Canada, or anywhere else. The Terra-Kleen PCB extraction process has been approved for use in Ontario and is recognized in U.S. Environmental Protection Agency regulations as not requiring further approval as a treatment process. The Company expects that this will also be the case in other regulatory jurisdictions that differentiate between treatment and extraction of a contaminant. In most places, regulatory approval is required before the Company will be able to use its treatment technologies commercially. If regulatory approval is not obtained, Sonic will not be able to use its PCB Sonoprocess to complete soil remediation contracts outside of British Columbia.

Management Risk

Sonic’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sonic may participate, the directors and officers of Sonic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Sonic will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Sonic’s directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of Sonic are required to act honestly, in good faith and in the best interests of Sonic.

FORWARD LOOKING STATEMENTS

Certain statements made herein, other than statements of historical fact relating to the Sonic, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, participation in projects and financing, the outcome of development activities in the heavy oil and oil sands sector the expected timing and success for receipt of licensing for use of the Sonoprocess in Ontario and other jurisdictions, the timing and scope of future soil remediation contracts, the potential for joint ventures, licensing or other arrangements involving the soil remediation business and other Sonoprocess applications and other statements that are not historical facts. When used in this MD&A, the words such as , “could”, “plan”, “estimate”, “expect", “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements.